SONS OF GWALIA LTD
ABN 46 008 994 287

GWALIA

FILE NBR 82-1039

PKL:KS:01.507
24 October 2001

02015275

Mr Samuel Wolff
Special Counsel
Securities & Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Washington DC, 20549
U.S.A.

SUPPL

Dear Sir

In accordance with Rule 12g3-2(b) of the Securities Exchange Act, we enclose herewith the following, which has been released to the Australian Stock Exchange:

- Letter Announcement re takeover offers for PacMin Mining Corporation Limited notice under listing rule 3.3, dated 16 October.

Yours faithfully

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

PETER LALOR
EXECUTIVE CHAIRMAN

cc: Jo Ann R Ward
Citibank NA
New York

Encl

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel (61-8) 9263 5555 Fax (61-8) 9481 1271
E-Mail: gwalia@sog.com.au
www.sog.com.au

SONS OF GWALIA LTD
ABN 46 008 994 287

GWALIA

16 October 2001
894:tcl

FAXED

Company Announcements Office
Australian Stock Exchange Limited
Level 4
20 Bridge Street
SYDNEY NSW 2000

Via Facsimile: 1300 300 021

Dear Sirs

**TAKEOVER OFFERS FOR PACMIN MINING CORPORATION LIMITED
NOTICE UNDER LISTING RULE 3.3**

Sons of Gwalia's takeover offer for all of the fully paid ordinary shares (**Ordinary Shares**) in PacMin Mining Corporation Limited (**PacMin**) closed at 7.00 pm Western Australian time on Monday 15 October 2001.

At the close of the offers, Sons of Gwalia had received acceptance in respect of 130,433,940 Ordinary Shares and therefore has a relevant interest in 98.9% of the Ordinary Shares.

Sons of Gwalia intends to compulsorily acquire the remaining Ordinary Shares under section 661A(1) of the Corporations Act.

Yours faithfully

For and on behalf of
Sons of Gwalia Ltd

Stephen Pearce
Company Secretary

16 Parliament Place, PMB 16, West Perth, Western Australia 6872
Tel (61-8) 9263 5555 Fax (61-8) 9481 1271
E Mail gwalia@sog.com.au
www.sog.com.au